Room 4561

January 8, 2008

Martin Wade, III
Chairman and Chief Executive Officer
Broadcaster, Inc.
9201 Oakdale Avenue, Suite 200
Chatsworth, CA 91311

>   **Re: Broadcaster, Inc.**
>   **Revised Preliminary Information Statement on Schedule 14C**
>   **Filed January 4, 2008**
>   **File No. 0-15949**

Dear Mr. Wade:

We have reviewed your filing and have the following comments.

<u>General</u>

1.   We note your response to comment 1 of our January 2, 2008 letter. In light of the fact that Dr. Orza and Mr. Goodman are being removed as directors because shareholders lack confidence in their business judgment and because shareholders consider these directors to lack the requisite experience, please provide an analysis of your determination that their removal "is being effected without cause."

2.   Furthermore, it is our understanding that the decision to remove Dr. Orza and Mr. Goodman may have followed a disagreement between the Company's management and affiliates, on one hand, and Dr. Orza and Mr. Goodman, on the other hand, regarding whether to shut down the Company's operating business and engage in a reverse merger with an entity approved by the Board of Directors. We understand that any disagreement, in part, may be due to the fact that the Company's operating business currently pays significant sums to entities owned or controlled by Mr. Nolan Quan, who appears to be an affiliate of your company due to his large shareholdings and the positions held at the Company by his immediate family members. We also understand that, in lieu of pursuing a reverse merger with a candidate approved by the Board of Directors, management may instead be pursuing a reverse merger with an entity affiliated with Mr. Nolan Quan. Please address all elements of any such disagreement in your response as

well as any other disagreements between members of the Company's Board of Directors and its management that may have been contributing factors in the decision to remove Dr. Orza and Mr. Goodman. Finally, please also tell us whether the Company is currently in breach of any material contract relating to any reverse merger previously approved by the Board of Directors.

3. Given the possibility that Mr. Nolan Quan's interests may have played some part in the decision to remove the directors, please also consider whether your preliminary information statement should be revised to disclose any such interests for your independent shareholders. Please also tell us whether Mr. Nolan Quan is now or has ever been an officer of the Company.

4. We understand that your Chief Executive Officer may have been involved in soliciting consents from your shareholders. Please advise us as to any role played by Company personnel in obtaining these shareholder consents.

5. In your response to comment 2 of our January 2, 2008 letter, you state that one of the nine record holders who executed a written consent in favor of the removal of Dr. Orza and Mr. Goodman "has been an officer of the Company since November and owns in excess of ten percent of the voting securities of the Company." However, the security ownership table in your amended preliminary information statement indicates that all officers and directors as a group own only 1.87% of the Company's outstanding securities. Please explain this discrepancy. Please also identify this record holder, his or her position with the company and his or her percentage ownership of the Company's outstanding stock. Please provide similar information for the unidentified record holder who is a former director of the Company, as well as the unidentified managing member of the general partner of a record holder who is a former director and chairman of the Board of Directors of the Company.

6. It appears that you have not filed a copy of the written consent authorizing the removal of Dr. Orza and Mr. Goodman as directors, as stated in your filing. Please file the written consent with your revised preliminary information statement.

<p style="text-align:center">*   *   *   *</p>

As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matt Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (516) 222-0948
        Leslie Marlow
        Lehman & Eilen LLP
        Telephone: (516) 222-0888